UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM 10
General Form for Registration of Securities
Pursuant to Section 12(b) or (g) of
The Securities Exchange Act of 1934


THE KELLER MANUFACTURING COMPANY, INC.
(Exact name of registrant as specified in its charter)

INDIANA                                                      35-0435090
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)

701 N. WATER ST.
CORYDON, INDIANA                                             47112
(Address of principal executive offices)                     (Zip Code)

Registrant's telephone number, including area code           812-738-2222

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock - No Par Value

TABLE OF CONTENTS




ITEM 1        Business

ITEM 2        Financial Information

ITEM 3        Properties

ITEM 4        Security Ownership of Certain Beneficial Owners and Management

ITEM 5        Directors and Executive Officers

ITEM 6        Executive Compensation

ITEM 7        Certain Relationships and Related Transactions

ITEM 8        Legal Proceedings

ITEM 9        Market Price of and Dividends on the Registrant's Common Equity
                  and Related Stockholder Matters

ITEM 10       Recent Sales of Unregistered Securities

ITEM 11       Description of Registrant's Securities to be Registered

ITEM 12       Indemnification of Directors and Officers

ITEM 13       Financial Statements and Supplementary Data

ITEM 14       Changes in and Disagreements with Accountants on Accounting and
                  Financial Disclosure

ITEM 15       Financial Statements and Exhibits

This Form 10 Registration Statement ("Registration Statement") contains certain forward-looking statements. These statements appear in a number of places in this Registration Statement and may include statements regarding the intent, belief or current expectations of The Keller Manufacturing Company, Inc. (the "Company") or its officers with respect to (i) the Company's strategic plans,
(ii) the policies of the Company regarding capital expenditures, financing and other matters, and (iii) industry trends affecting the Company's financial condition or results of operations. Readers of this Registration Statement are cautioned that reliance on any forward-looking statement involves risks and uncertainties. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance that the forward-looking statements contained in this Registration Statement will prove to be accurate. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's objective will be achieved.

Item 1. Business

General Development of Business

The Company's history dates back to 1866 when the "Keller Store" in Corydon, Indiana was established. After that time, the Company entered into various businesses, including operating an electrical light plant, manufacturing spokes for farm wagons, operating a hub-mill, building barns, and producing wooden porch furniture, wooden truck bodies, farm wagons and refrigerator boxes, as well as end tables, magazine racks, chair parts and, by 1933, a drop leaf table. The Company was incorporated in 1906 under the laws of the State of Indiana.

Over 300,000 wagons were built by the Company from 1901 - 1912. In 1942, however, the invention of the farm tractor made the Company's wagon obsolete thereby causing the Company to end its wagon production. In late 1943, the Company developed household furniture, including breakfast room suites and dinettes. In the early 1960's, the Company introduced its first bedroom group. A new plant was built at Culpeper, Virginia in 1965 and a third plant was built in 1973 at New Salisbury, Indiana. In 1979, the Company leased four trucks and trailers to deliver furniture directly to their furniture dealers. In 1996, the Company formed Keller Dedicated Trucking, Inc. ("Keller Trucking"), a wholly owned subsidiary of the Company. Its primary function is to provide delivery services for the Company. Keller Trucking also transfers materials between plants, provides delivery for some purchased merchandise and provides backhaul services for other companies when available. Keller Trucking operated 24 trucks in 1998 which delivered approximately 80% of the Company's finished products.

Narrative Description of Business

The Company designs and manufactures various styles of solid wood dining room and bedroom furniture using lumber which it has kiln dried at its facilities.

The Company dedicates certain production facilities to specific product lines and generally manufactures products in response to customer orders. The dining room furniture consists of chairs, tables, chinas, buffet/hutches and servers. The primary items manufactured for the bedroom are chests, dressers, night stands, beds, entertainment decks, mirrors and entertainment centers. There are eight different product lines made of oak, one line made of cherry, and one of maple (the Company commonly refers to product lines as "groups" and the terms will be used interchangeably herein). Some occasional items were added to the product line in 1998 including end tables and cocktail tables and were offered in two different finishes. Another new product line was introduced in the Fall of 1998. This new line will be a product licensed by the PGA TOUR(R) Licensing ("PGA TOUR") and will be marketed as such. The licensing agreement between the PGA TOUR and the Company gives the Company an exclusive license with respect to its bedroom, dining room and casual dining furniture and a nonexclusive license with respect to its occasional furniture to use the verbiage "PGA TOUR" and "SENIOR PGA TOUR" and the graphics associated with this verbiage in the design of said furniture. The sale of the licensed products is limited to the United States, its territories and possessions and the Commonwealth of Puerto Rico. The term of the license extends to December 31, 2001, subject to certain events of default which will grant the PGA TOUR the right of termination and subject to the Company's option for an additional three year term subject to agreement of the parties and the Company's satisfactory performance under the terms of the license. The PGA TOUR group is an antique English style made of oak. The new group is priced slightly higher than other groups offered due to the royalty fees required for the PGA TOUR licensing. The signature product for the new group is a golf locker.

The Company's products are sold primarily in the middle to upper-middle price range. Net sales from bedroom furniture have recently begun to exceed net sales from dining room furniture. Bedroom furniture sales increased from 49% of total furniture sales in 1996 to 51.1% in 1997 and 51.5% in 1998. Sales for occasional furniture were less than 1% of total net sales in 1998 due to its recent introduction. In 1998, the bedroom ranged in price from $1,599 to $4,099. Dining room sets ranged from $1,099 to $4,999.

The Company sells its products nationwide through an exclusive sales force of commissioned employees to approximately 1,600 national, regional and local furniture chains, independent furniture retailers and warehouse showrooms. According to Furniture Design & Manufacturing Magazine, Keller Manufacturing is ranked 103rd in sales among furniture manufacturers in North America. In 1998, the Company introduced two new programs to increase local sales; the Home Display Program and the Multi-Media Plan. The Home Display Program is designed to increase the Company's sales through the enhancement of the aesthetics surrounding the Company's products at the retail outlets. If certain groups are purchased for display by a retailer, the Company will provide accessories to enhance the display. For example, with the purchase of certain dining room groups for display the Company will provide a mirror, two pictures, place mats and napkins, three floral arrangements and three bolts of border. All retailers are eligible for this program and accessories have been shipped to 80 retailers as of April 1, 1999. The Company's Multi-Media Plan is a pre-established fund used to advertise and promote the Company's products. The Multi-Media Plan is budgeted for $1,040,000 in 1999 and is included in the Company's Advertising Budget. The Company also promotes its products at the International Home Furnishings Center at High Point, North Carolina and 1355 Market Street, San Francisco, California by leasing showroom space to display its products at home furnishings trade shows. The Company also enhances its name recognition through its sponsorship of the PGA TOUR.

Raw Materials

The Company purchases lumber from approximately 50 suppliers with no single supplier representing over 10% of purchases. There has been no difficulty experienced in obtaining lumber. Material prices, however, have been steadily increasing due to increased demand due to, in part, recent increases in sales of home office furniture. The usage of #2 grade lumber, the Company's primary grade of lumber, has continued to increase, causing its cost to increase. There are three primary grades of hardwood; #1, #2 and #3. #1 is the highest quality with the least defects while #3 has the greatest number of defects. The Company purchases #2 grade lumber, cuts out any defects and uses this refined #2 in its manufacturing process. This practice allows the Company to manufacture furniture of comparable quality to furniture made from #1 grade lumber but on a more cost efficient basis.

Patents, Trademarks, Licenses or Franchises

The Company currently holds no patents, licenses or franchises. The Company logo has been used for approximately forty years, but it is not considered to provide any financial benefit to the Company.

Seasonal Effects

In the past three years the Company has experienced some seasonal effects on sales. The slowest period for sales has been the second quarter. In 1998, April sales were at 14% below the year's average. May was slightly less than average, and June was approximately 13% below the average. December, however, was the slowest single month for sales, approximately 27% below 1998's monthly average. December sales were low due to the strong pre-holiday sales that occur prior to December. The third quarter is the strongest period for sales, because dealers place orders in preparation for the Thanksgiving and Christmas holidays. August was the strongest single month for sales, about 20% above the average.

Working Capital

The furniture manufacturing industry has no standard guideline for carrying working capital and the Company does not require its retailers to maintain minimum working capital. The Company meets dealer demand by scheduling cut packages based on current and estimated sales mixes with high volume dealers receiving priority on quick shipment of merchandise.

The Company offers extended payment terms to customers for damaged items that are repairable. Each retailer is provided a list of items that are deemed as replaceable and will be given an allowance for shop time to repair. Usually, any defect to merchandise that would require larger than a 25% discount will be returned to the Company. Since the Company has its own trucking subsidiary, it is better equipped than the industry in general to receive returned merchandise on a cost effective basis. Due to the high shipping costs by outside sources, most of the industry offers discounts for dealers to keep defective merchandise.

Customers

The Company's ten largest customers accounted for approximately 34% of its net sales in 1998. The Company's largest customer, Haverty's Furniture ("Haverty's"), accounted for approximately 13% of the Company's net sales in 1998. The loss of Haverty's or another large customer could have a material adverse effect on the Company. Haverty's orders decreased $2,210,715 in 1998 due to a reduction in the amount of floor space reserved for the Company's products at Haverty's locations and a decrease in the number of the Company's products carried by Haverty's. The reduction in Haverty's sales of the Company's merchandise was a contributing factor in the Company's written sales orders increasing only 1.5% and net sales only increasing 2.4% in 1998.

Backlog

Backlog orders believed to be firm as of December 31, 1998, were $6,286,000 compared to $6,092,000 in 1997. The Company expects the backlog to remain fairly stable and estimates $6,000,000 for 1999. In the past, dealers were allowed to submit blank orders to guarantee ship times but this practice has been eliminated. Currently, all orders placed with the Company are expected to be filled and shipped as ordered and are considered firm. The Company does, however, allow modifications or cancellations of orders up to the time the product is loaded for shipment. A cancellation at such a late stage is subject to a monetary penalty and is relatively rare.

Competition

As the Company continues to expand its product line, it becomes more difficult to identify a specific competitive market. The Company currently manufactures and competes in lines of bedroom, dining room and occasional furniture, and sells to retailers nationwide. The Company's products fall in the middle to upper-middle price line. The Company's direct competitors include Kincaid Furniture Co. ("Kincaid"), Cochrane Furniture ("Cocharne"), Sumter Cabinet Co. ("Sumter"), Mobel, Inc. ("Mobel"), Durham Furniture Inc. ("Durham"), Richardson Brothers Co. ("Richardson Brothers") and Kimball Furniture ("Kimball"). Kincaid is considered the Company's most direct competitor, and it's dining, bedroom and occasional groups are the strongest competing products against the Company's product lines. Cochrane and Sumter are the next most competitive companies. They both compete in the dining and bedroom categories. Cochrane is strongest in the dining room lines and Sumter is strongest in the bedroom lines. Both Mobel and Durham compete directly with the Company in bedroom lines. Richardson Brothers and Kimball both offer lines in dining room and bedroom categories but don't offer the number of products within these groups as the aforementioned direct competitors.

There are three principal methods of competition in the furniture manufacturing industry:

     1. Product Quality;
     2. Price; and
     3. Customer Service.

The Company has several attributes which it believes, when combined, afford it a competitive advantage. The Company specializes in dining room and bedroom furniture made of solid wood. Solid wood furniture is considered higher quality than furniture made from composite materials. This is a valuable marketing tool in selling to consumers. Moreover, the Company applies a protective finish to its products which is more durable than that of most of its competitors. The Company's products are priced competitively for high quality furniture and the range of retail prices available for various product lines makes its products available to a wide range of customers. The Company also believes it is positioned to effectively compete in customer service areas. The Company's entire product lines may be made available in three to five weeks. Products are cut based on demand, which also improves the average delivery time. Moreover, the Company manufactures most of its own parts and dries all of its own lumber. All bendings for chairs, headrests and bows are also processed internally. Finally, Keller Trucking delivers 80% of the Company's merchandise which is shipped. This allows the furniture to be delivered faster and at a lower cost than using outside resources. These factors allow the Company to produce quality furniture at competitive prices.

Research and Technical Development

The Company's expenditures on research and development activities can be divided into two categories, product development and tooling. Product development consists of research and design with some design being outsourced. Tooling entails the purchase of tools, patterns, equipment and labor associated with the introduction of a new group. Product development expenses increased from $53,583 in 1995 to $56,756 in 1996. Tooling expenses for new products increased from $342,534 in 1995 to $396,750 in 1996 due to additional tooling for the Culpeper County groups and the introduction of the Cherry Legends group. The 1997 product development expenses decreased slightly from 1996 to $54,171, and tooling decreased considerably to $272,770. In 1998, product development cost remained relatively stable, at $52,125, and tooling cost increased to $386,471. Tooling costs consisted of $91,897 for occasional items and $294,574 for the introduction of the PGA TOUR group.

Environmental Matters

The Company has made no material expenditures due to fines or corrective actions for environmental violations at any of its facilities. A project was implemented in 1997 to install a new dust collection system at the Corydon, Indiana facility to eliminate any potential Indiana Department of Environmental Management ("IDEM") violations for dust particles in the Mill Departments. The system reduces the amount of solids found in the water drainage and keeps the Company within the City of Corydon's Water Department's standards. The capital expenditure of the dust system in 1998 was $404,917. Both the Corydon and New Salisbury facilities have been granted air permits from the state of Indiana and the Culpeper facility has applied for an air permit from Virginia.

Employees

The Company employed 732 individuals as of December 31, 1998, consisting of 630 hourly employees, 69 salaried employees, 24 salesmen and nine executive officers. None of the Company's employees belong to a labor union. The Company believes its relations with its employees are good.

(Remainder of this page intentionally left blank.)

Item 2 Financial Information
Selected Financial Data

The following selected consolidated statement of income data for the years ended December 31, 1998, 1997 and 1996 and the balance sheet data as of December 31, 1998 and 1997 are derived from and should be read in conjunction with the financial statements and notes thereto included elsewhere herein, audited by Deloitte & Touche LLP. The selected statement of income data for the years ended December 31, 1995 and 1994 and selected balance sheet data as of December 31, 1996, 1995 and 1994 also are derived from audited financial statements, which are not included herein. The selected statement of income data for the three months ended March 31, 1999 and 1998 and the selected balance sheet data as of March 31, 1999 are derived from unaudited financial statements of the Company. In the opinion of the Company, the unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the periods. The financial results for the three months ended March 31, 1999 are not necessarily indicative of the results to be expected for any other interim period or the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                              Three Months Ended March 31                               December 31
                              ---------------------------    -----------------------------------------------------------------------
Statement of Income Data:     1999            1998           1998           1997           1996            1995          1994
                              -----------     -----------    -----------    -----------    -----------     -----------   -----------
Net Sales                     $13,994,542     $16,702,684    $60,144,243    $58,736,617    $54,168,278     $50,329,631   $45,964,440
Cost Of Goods Sold            $10,220,214     $11,803,784    $43,076,105    $40,955,515    $38,948,486     $35,840,211   $34,071,972
                              -----------     -----------    -----------    -----------    -----------     -----------   -----------
Gross Profit                   $3,774,328      $5,273,325    $17,068,138    $17,781,102    $15,219,792     $14,489,420   $11,892,468

Expenses:
  Selling & Administrative     $2,055,287      $1,998,376     $7,888,324     $8,827,401     $7,558,914      $7,625,936    $6,759,699
  Other                           $55,221         $62,829         $9,059         $7,395         $2,292          $3,907      $114,056
                              -----------     -----------    -----------    -----------    -----------     -----------   -----------
                               $2,110,508      $2,061,205     $7,897,383     $8,834,796     $7,561,206      $7,629,843    $6,873,755

Income Before Taxes            $1,663,820      $2,837,695     $9,170,755     $8,946,306     $7,658,586      $6,859,577    $5,018,713
Income Taxes                     $618,535      $1,055,215     $3,514,750     $3,448,011     $2,988,903      $2,794,809    $2,080,382
                              -----------     -----------    -----------    -----------    -----------     -----------   -----------
Net Income                     $1,045,285      $1,782,480     $5,656,005     $5,498,295     $4,669,683      $4,064,768    $2,938,331
                              ===========     ===========    ===========    ===========    ===========     ===========   ===========
Net Income Per Share Of             $0.18           $0.30          $0.97          $0.94          $0.79           $0.69         $0.50
Common Stock -

Weighted Average Number         5,804,190       5,866,504      5,853,954      5,847,325      5,883,603       5,882,229     5,910,918
Of Shares Outstanding
Cash Dividends Declared            $0.035           $0.03          $0.18          $0.16          $0.14           $0.12         $0.09
Per Common Share

                                March 31                                        December 31,
                                -----------     -----------------------------------------------------------------------------
Balance Sheet Data:             1999            1998             1997            1996             1995            1994
                                -----------     -----------      -----------     -----------      -----------     -----------
Working Capital(1)              $22,795,666     $22,158,510      $19,168,410     $15,963,428      $13,738,355     $11,219,918
Property, Plant &                $9,651,138      $9,798,174       $8,707,855      $7,844,115       $6,847,753      $5,722,883
Equipment
Investment Security                $500,000        $500,000
Available for Sale
Prepaid Pension Costs            $1,669,205      $1,760,759       $1,584,469      $1,340,321         $871,228        $784,465
Total Assets                    $40,112,740     $39,471,045      $35,545,608     $31,137,030      $27,855,316     $22,895,043
Long Term Debt                           $0              $0               $0              $0               $0              $0

----------------------------
(1) Reflects the excess of current assets over current liabilities as set forth in the Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis should be read in conjunction with the Selected Financial Data and the Company's Consolidated Financial Statements and Notes thereto included herein. In addition to the historical information contained herein, the discussions in this Registration Statement may contain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein.

Company Background

The Company designs and manufactures various styles of solid wood dining room and bedroom furniture using lumber which it has kiln dried at its facilities. The Company dedicates certain production facilities to specific product lines and generally manufactures products in response to customer orders. The dining room furniture consists of chairs, tables, chinas, buffet/hutches and servers. The primary items manufactured for the bedroom are chests, dressers, night stands, beds, entertainment decks, mirrors, end tables, cocktail tables and entertainment centers. There are eight different product lines made of oak, one line made of cherry, and one of maple. Some occasional items were added to the product line in 1998 which were offered in two different finishes. Another new product line was introduced in the Fall of 1998. This new line will be licensed by PGA TOUR(R) Licensing ("PGA TOUR") and will be marketed as such. The licensing agreement between the PGA TOUR and the Company gives the Company an exclusive license with respect to its bedroom, dining room and casual dining furniture and a nonexclusive license with respect to its occasional furniture to use the verbiage "PGA TOUR" and "SENIOR PGA TOUR" and the graphics associated with this verbiage in the design of said furniture. The sale of the licensed products is limited to the United States, its territories and possessions and the Commonwealth of Puerto Rico. The term of the license extends to December 31, 2001, subject to certain events of default which will grant the PGA TOUR the right of termination and subject to the Company's option for an additional three year term subject to agreement of the parties and the Company's satisfactory performance under the terms of the license. The PGA TOUR group is an antique English style made of oak. The new group is priced slightly higher than other groups offered due to the royalty fees required for the PGA TOUR licensing. The signature product for the new group is a golf locker.

The Company's products are sold primarily in the middle to upper-middle price range. Net sales from bedroom furniture have recently begun to exceed net sales from dining room furniture. Bedroom furniture sales increased from 49% of total furniture sales in 1996 to 51.1% in 1997 and 51.5% in 1998. Sales for occasional furniture were less than 1% of total net sales in 1998 due to its recent introduction. In 1998, the bedroom ranged in price from $1,599 to $4,099. Dining room sets ranged from $1,099 to $4,999.

In 1999, the Company decided not to allow its dealers (retailers) to display the Company's name, logo or products on their internet web sites. The Company plans to bring its own web site online to display its products. Inquiries from this web site will be directed to the Company's salesperson(s) which cover the area from which the inquiry originated. Responses to these inquiries will include the names and locations of the Company's dealers (retailers) in the area from which the inquiry originated. The Company has no plans to begin direct sales to retail customers at this time.

Results of Operations

The following table sets forth, for the periods indicated, consolidated statement of income data as a percentage of net sales.

                              THREE MONTHS ENDED
                              MARCH 31                      YEAR ENDED DECEMBER 31

                              1999           1998           1998           1997           1996
                              ------         ------         ------         ------         ------

Net Sales                     100.0%         100.0%         100.0%         100.0%         100.0%
Cost of Sales                  73.0%          70.7%          71.6%          69.7%          71.6%
Gross Profit                   27.0%          31.2%          28.3%          30.3%          28.4%
Selling, General &             15.1%          12.3%          13.1%          15.0%          13.1%
     Administrative
Operating Income               11.9%          17.0%          15.2%          15.2%          15.2%
Other Expense(1)                  *              *              *              *              *
Income Before Taxes            11.9%          17.0%          15.2%          15.2%          15.2%
Income Taxes                    4.4%           6.3%           5.8%           5.9%           5.8%
Net Income                      7.5%          10.7%           9.4%           9.4%           9.4%

(1) * Less  than  1%.


Three months ended March 31, 1999 compared to three months ended March 31, 1998

Net Sales. Net sales decreased approximately $2.7 million to approximately $14.0 million from the first quarter 1999 compared to approximately $16.7 million in the first quarter 1998. This was a reduction of approximately 16.2% in sales. There were two key factors contributing to this decrease. First, the introduction of the PGA TOUR Group caused delays in the production process at both the Corydon and New Salisbury locations. The number of new items offered within the new group is the largest ever introduced by the Company. Both dining room and bedroom groups were made available concurrently rather than introducing each group at a different time, one introduction during the spring and the other during the fall International Home Furnishings tradeshows held at High Point, North Carolina. Dining room and bedroom groups are usually introduced six months apart and even twelve months apart on occasion.

A second contributing factor to the decrease in net sales is due to a reduction in total footage cut at the three plants for the first quarter 1999 compared to 1998. The total footage cut decreased 315,989 feet to 3,307,634 feet for the first quarter 1999 compared to 3,623,623 feet for the first quarter 1998. This was an 8.7% drop in footage. This drop is due to a higher than average employee turnover rate in the Cuttings Division. This turnover rate has resulted in a slowdown in operations and a decrease in productivity due to the necessity of employee training in this division. The Company is currently working to address this problem, however, turnover in this divison remains higher than the Company's average.

Cost of Sales. Total cost of sales was down approximately $1.6 million to approximately $10.2 million for the first quarter 1999 compared to approximately $11.8 million for the first quarter 1998. This was approximately a 15.7% decrease. The reduction in cost of sales would have been greater but for the high cost of lumber during this period. Lumber prices on average are currently decreasing. However, the processing life of lumber is approximately six months, therefore, it will be several months before the realized cost of lumber will decrease.

Selling, General and Administrative Expenses. Selling general, and administrative expenses increased approximately $49,000 from the first quarter 1998 to the first quarter 1999. The biggest factor for the increase was due to selling expenses increasing approximately $67,000. Selling expenses increased from 9.1% of net sales in the first quarter 1998 to 11.3% in the first quarter 1999. Commissions for salesman were actually down approximately $103,000 due to the reduction of shipments for the first quarter. A Home Display program was offered in the fall of 1998. The display program offers a special accessory package to each dealer that orders a specific combination of the Company's groups for display. The Company in turn supplies a complete predesigned accessory package at no cost to the dealer. More than three-fourths of these packages, which the Company has committed to provide, were shipped in the first quarter of 1999. This generated an additional cost of $219,000 in advertising enticements compared to the first quarter of 1998. This program is being offered on a trial basis.

Net Income. As a result of the above factors, the Company's net income for the first quarter of 1999 was $1,045,285. This is down $737,195 from $1,782,480 for the first quarter of 1998.


Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Net Sales. The Company had an approximate 2.4% increase in net sales from 1997 to 1998, and a 2.9% increase in the Company's net income for this period. The 1998 increase in net sales is less than the 1997 increase of 8.4%. This is due, in part, to the decrease in Haverty's orders, as discussed in Item 1, Business, under the Customers section. Labor costs were relatively steady with an annual raise approximately equal to the annual rate of inflation.

Cost of Sales. Cost of sales as a percentage of net sales increased to 71.9% in 1998 from 69.7% in 1997 due mainly to increases in the cost of raw materials. Total material costs increased by $1,720,000 in 1998, largely due to a 15% increase in the cost of lumber.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased from 15.0% of net sales in 1997 to 14.0% in 1998, with a total decrease of approximately $940,000 during this time. There was over a $335,000 reduction in expenditures involving implementation of the EMS Information System, a system purchased pursuant to the Company's Year 2000 Project (see Year 2000 below). Another factor contributing to the reduction in 1998 was the recognition of a $340,000 flood loss in 1997. A third major contributor to the reduction for 1998 was a $70,000 reduction in bad debt expense, partially caused by a reduction in the allowance for doubtful accounts.

Net Income. As a result of the above factors, the Company recognized net income for 1998 of approximately $5.6 million, compared to net income of approximately $5.5 million in 1997.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

Net Sales. The Company had an approximate 8.4% increase in net sales in 1997 as compared to 1996 contributing to an 18% increase in the Company's net income in that period. This increase in net sales was primarily due to the addition of three new accounts; J.C. Penney, Mathis Brothers and Slumberland. There was also a significant increase in sales with Haverty's due to the implementation of a National Marketing Plan. Labor costs were relatively steady with an annual raise approximately equal to the annual rate of inflation.

Cost of Sales. Cost of sales as a percentage of net sales decreased to 69.7% in 1997 from 1996's 71.6%. This was due to increased efficiencies. Materials expenditures had the largest impact on cost of goods, decreasing 1.5% as a percent of net sales from 1996 to 1997. This occurred despite a 37% increase in the average price of all lumber purchased by the Company in that time period.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for 1997 were up almost $1.3 million dollars from 1996. This was, in large part, due to the additional expenses incurred in implementing the EMS Information System, including consulting fees and training costs. Another factor causing the increased expenses was the 1997 recognition of $340,000 in flood losses, as discussed above.

Net Income. As a result of the above factors, the Company recognized net income for 1997 of approximately $5.5 million, compared to net income of approximately $4.7 million in 1996.

Liquidity and Capital Resources

The Company's principal source of cash is income from operations. The Company has no material outstanding debt and is not expecting to incur any debt in the near future. The Company's cash account has remained relatively steady from 1997 to 1998, however, accounts receivable have increased by approximately $470,000 in 1998. This contributed to a rise in the Company's liquidity ratio (cash and accounts receivable versus total current liabilities) in 1998 to 1.95 compared to 1.60 in 1997 and 1.36 in 1996. The single greatest factor in increasing the Company's liquidity, however, has been a greater than $800,000 decrease in current liabilities for 1998. This decrease is due to three distinct circumstances. First, the Company had recorded a $217,000 accrual for a payment it had received from Smith's Home Furnishings. Smith's has filed for bankruptcy protection, and the payment had been claimed to be a preferential transfer. In 1998, the Company received a ruling by the Bankruptcy Court that the payment was not a preferential transfer, and, as a result, the Company eliminated the accrual. Second, the Company's accrued payroll decreased $250,000. The decrease was due to a calendar fluctuation from 1997 to 1998 in which an extra week was reported in 1997. Third, the Company's healthcare costs decreased $135,000 in 1998 due to decreased employee claims. The increase in liquidity from 1996 to 1997 was the result of an increase of over $1.6 million in the Company's cash account due to the Company's increased profitability from 1996 to 1997 of 18%.

For the first quarter of 1999, the Company's principal source of cash income has continued to come from its operations. The cash account has dropped approximately $360,000 from the first quarter of 1998 compared to the first quarter of 1999. A reduction in net income was the primary reason for the drop in cash being down $737,195. The cash account would have increased for the first quarter 1999 compared to 1998 but for the Company's decision to make a series of purchases of its own stock from the market for $743,933. Inventories were up over $1 million because of the build up of inventory of key items associated with the introduction of the PGA TOUR Group. This was offset by a swing in accounts receivable of approximately $1.2 million.

Total capital expenditures for the Company were $2,630,027, $2,199,514 and $2,118,816 for 1998, 1997 and 1996, respectively. Capital expenditures include purchases of equipment, hardware, or software, expansion of facilities, purchase of buildings and large maintenance projects. Major expenditures for the Company are usually tracked separately for each of the three locations. In 1996, Corydon spent $208,000 for replacement of the Bedroom Building's roof and $190,000 for the implementation of EMS hardware and software. Also in 1996, the Culpeper Plant spent $493,000 for a dust collection system and New Salisbury purchased a wide belt sander for $177,000. The largest single capital expenditure for 1997 was for Phase I of a dust collection system at Corydon for $355,000. Also in 1997, Culpeper purchased a planer sander for $199,000, and New Salisbury purchased a moulder and grinder for $211,000 and spent $220,000 on the installation of EMS computers and software. In 1998, the largest expenses were Corydon's purchases of Phase II and III of the dust collection system for $405,000. Corydon also purchased a Computer Numerical Control Machine Center ("CNC Machine Center") for $278,000, and New Salisbury spent $345,000 on construction of a new kiln. There were no significant projects at Culpeper in 1998.

The estimated capital expenses for 1999 are $2,200,000 consisting mainly of new equipment purchases for the three manufacturing facilities. First quarter capital expenditures are within the 1999 budget. Specific capital expenditures and improvements to be made during 1999 include an expansion of the tempering room at the New Salisbury facility at an estimated cost of $177,000. A new CNC Machine Center is also being added at this facility and is expected to cost $250,000. Corydon's rough mill is expected to undergo significant improvements including a new planer, conveyor and modifications to its sorting line at an estimated cost of $177,000. The Corydon facility is also expected to require steel reinforcements to the building to continue operations. This is not expected to affect production and the Company has no plans to move this operation. The infrastructure at the Culpeper and New Salisbury facilities are considered to be in good working condition and no material repairs are foreseen. Implementation of the EMS Information Systems throughout the Company is estimated to cost $300,000 in capital and expenses and is scheduled to be completed in fiscal 1999. This is discussed in further detail in the Year 2000 section below.

Written sales orders increased 1.5% in 1998 and are forecasted to increase approximately 10% for 1999 based upon increased orders for the occasional group and sales on the PGA TOUR group. While the Company still believes it will meet its forecasted 10% increase in written sales orders, written sales orders for the first quareter were up 7% over those as of March 31, 1998. The Company, therefore, believes that cash generated from its operations will be sufficient to fund the Company's working capital and capital expenditure requirements for the next few years.

Returns & Allowances have decreased from 2.07% in 1997 to 1.96% in 1998. This has been the first decrease since 1994. The reduction was the result, in large part, of greater salesman involvement with stores in reviewing damaged merchandise. The salesmen have received more training in evaluating problems and also have been given clearer guidelines on what is or is not allowable on damaged items.

The product turnover ratio (net sales divided by inventories) decreased from 3.9 in 1997 to 3.7 in 1998. This was due largely to a $900,000 or a 5.8% increase in inventory levels and only a small increase in sales of 2.4%. The primary reason for the inventory increase is that New Salisbury has been producing the new PGA TOUR group, which will not begin shipping until the second quarter of 1999. The turnover ratios decreased to 3.9 in 1997 from 4.0 in 1996. The Company expects the turnover ratio to increase by the end of 1999. The new EMS information system in the three plants will help improve the match of finished parts. The Assembly Department will improve its productivity due to the improved product match resulting in reduced inventory levels.

Selling expense has been fairly level the last few years. It was 10.4% of net sales in 1998 compared to 10.6% in 1997, and 10.5% in 1996. Advertisement has been done primarily at the regional level rather than the national level. The new Multi-Media Plan mentioned earlier will continue to focus on regional advertising. The Company also plans to continue its sponsorship of the PGA TOUR and its displays at the trade shows held at High Point, North Carolina and San Francisco, California.

An area of focus for the Company has been a large-scale effort to improve the yield in the cutting line departments of each plant. This is the Company's greatest single internal opportunity for profit enhancement. As mentioned earlier, continually rising lumber prices led to a flattening of net profits in 1998. It is important to keep the material costs in line with previous years for the Company to continue to be profitable. A task force committee, including representatives from each plant, has been formed with a goal of improving yield, which would in turn require less raw lumber per finished item. Potential improvements would result in a direct cost savings which in turn could have a material impact on profits.

The Company believes that it cannot afford to increase prices by a margin greater than the rate of inflation and still remain competitive. The Company's total price increase for the years of 1996, and 1997 and 1998 was 7.0% compared to cumulative inflation of 7.1% for the same three year period. The Company believes that this pricing policy has not had a material adverse effect on its net sales or revenues and has contributed to the Company remaining a viable competitor.

The Company has had no material short term or long term debt since 1994 compared to a 1997 18.2% industry average of long term debt in relation to net worth. [Dunn & Bradstreet Business Scope Report, February 17, 1999. The information regarding the furniture manufacturing industry contained in this report was as of December 31, 1997]. This has helped the Company maintain its cash flow and liquidity levels. Because of Keller's financial stability, the Company does not currently anticipate the need to issue any new stock soon after becoming a reporting company under the Securities Exchange Act of 1934, as amended, other than stock bonus awards or pursuant to the exercise of employee stock options. The Company anticipates funding its growth strategy with cash generated from operations. This growth strategy entails growing at no more than 10% per year. Expansion of current facilities or the construction of a new facility are not currently part of the Company's growth strategy but the further utilization of current facilities through additional shifts is currently contemplated.

The Company has available lines of credit totaling $5.0 Million. This includes a $3.0 Million line of credit with NBD Bank of Corydon, Indiana which expires July 31, 1999. Interest is charged at the prime lending rate. The Company also has a $2.0 Million line of credit available with Bank One of Louisville, Kentucky which expires July 31, 1999. Interest is charged at LIBOR plus 2%. These lines are not collateralized. As of March 31, 1999, these lines of credit were unused.

Inflation

To date, the Company believes that the effects of inflation have not had a material adverse effect on its business, operations or financial condition.

Year 2000

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar ordinary business activities.

"Year 2000 compliant," as used in this discussion, means that a date-handling problem relating to the Year 2000 date change that would cause computers, software or other equipment to fail to correctly perform, process and handle date-related data for the dates within and between the 20th and 21st centuries, is not expected to interfere with normal business operations.

Since 1996 the Company has been steadily reengineering its information systems to prepare for the conversion to the year 2000. This effort began with the purchase of a comprehensive enterprise information system ("EMS Information System") that is designed to be year 2000 compliant. The EMS Information System is a comprehensive Company wide information system encompassing a high majority of the Company's computerized operations. Implementation has been progressing well and is scheduled to be completed by the fourth quarter of 1999. Testing of this system is scheduled to be completed by September 30, 1999. The Company has engaged a consulting company to advise and assist it in the installation and implementation of the system.

In the event that all applications have not been replaced by the end of the year, the Company intends for both the old and the new systems to be capable of handling the Year 2000 issues. Another consulting company has been engaged to ascertain that the old information system is Year 2000 compliant. Testing of this system is scheduled to be completed by July 31, 1999. The old system is gradually being phased out as each application is replaced by the new system but is still expected to be in operation on some peripheral applications at year end.

The Company formed a Year 2000 Project Team in 1998 to identify and correct Year 2000 problems with hardware, software, and imbedded microprocessors throughout the Company. This team is cross-functional and is composed of eleven people. They have identified many suspected problems and are now involved in the testing and correction of these problems. This team is also working with key suppliers and third-party service providers to identify external weaknesses and provide solutions to prevent the disruption of business activities. Key suppliers and service providers are identified as being those that would materially affect the operations of the Company if such suppliers or service providers experienced disruptions in materials or services from these suppliers. Their work is proceeding well and is intended to be substantially completed by the middle of 1999. The Company is in the process of receiving readiness evaluations from key suppliers, however, the Company does not have sufficient information to fully evaluate their readiness at this time. The Company expects to have complete information regarding their readiness by July 31, 1999. The estimated percentages of completion are as follows:


                                           Present           June 30, 1999
New system installation                       73%               90%
Old system modification                       80%               100%
Operating systems                             96%               98%
Hardware and Imbedded Chips                   92%               97%

Through 1998, the Company has incurred capital costs on the Year 2000 project of approximately $1,018,000 and expenses of approximately $353,000. Capital costs for 1999 are budgeted at $196,000 and expenses are expected to be $100,000. Almost all of these costs are associated with the new information system software and hardware which was purchased primarily to provide management with information and tools to better manage the Company and serve its customers. The expenses relating to Year 2000 compliance are expected to be paid from existing capital and the Company does not expect these costs to have a material adverse effect on its future results of operations, liquidity, or capital resources.

Management believes that the most likely "worst-case" scenario will involve the failure of business partners or service providers to be compliant, thereby potentially causing temporary business interruptions and possibly affecting the Company's normal operations. Management does not expect such disruptions to be long-term, or for the disruptions to materially effect the operations of the Company. The Company cannot guarantee, however, that Year 2000 issues of all business partners will be corrected in a timely manner or that the failure of its business partners to correct these issues would not have a material adverse effect on its future results of operations or financial condition.

Management expects to have personnel and resources available to deal with any Year 2000 problems that might occur. The basic contingency plan is to have both the old and the new information systems ready for the Year 2000, and be ready to switch critical applications if necessary. Other contingency actions under consideration are arranging for alternate suppliers of critical items, increasing levels of critical materials, and developing manual workarounds. The Company's Year 2000 contingency plan is scheduled to be completed by July 31, 1999. The Company believes it is taking the necessary steps to prevent major interruptions to its business resulting from the Year 2000 issues.

Year 2000 Risks

The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition. The Company's efforts are expected to significantly reduce the Company's level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of its material external agents. The Company believes that, with the implementation of new business systems and the completion of its projects as scheduled, the possibility of significant interruptions of normal operations should be reduced.

Risk Factors

1.   Competition.

     The furniture industry is characterized by highly intense competition. The Company competes with many nationally recognized and financially successful manufacturers of high quality furniture. Many companies with which the Company competes, both domestic and foreign, have substantially larger production capacities, distribution networks and greater financial resources than the Company.

     The furniture industry is a segmented industry whereby design, quality and price place each manufacturer into one or more competitive market niches. The Company competes in the middle to upper-middle price market, which normally requires a larger number of items in the product line, smaller production lot sizes and higher inventory requirements to maintain a competitive delivery cycle. Certain of the Company's competitors may have greater financial and other resources than the Company and may have greater sales or brand recognition than the Company in particular industry segments. Competition could materially adversely affect the Company's operating results by forcing it to reduce its sales prices, offer enhanced credit terms, increase customer discounts or incentives, increase spending for co-operative advertising arrangements with customers or provide other services.

2.   Industry Conditions.

     The furniture industry historically has been cyclical, with operating results fluctuating sharply with the business cycle of the national economy. During economic downturns, the furniture industry tends to experience longer periods of recession and greater declines than does the general economy. The Company believes that the industry is influenced significantly by economic conditions generally and more specifically by consumer behavior and confidence, the level of personal discretionary spending, housing activity, interest rates and credit availability. These factors affect not only the ultimate consumer, but also furniture retailers, the industry's primary direct customers. The cyclical nature of the industry has contributed historically to fluctuations in the Company's results of operations, and such fluctuations can be expected to occur in the future.

3.   Governmental Regulations and Environmental Considerations.

     The Company's operations must meet extensive federal, state and local regulatory standards in the areas of safety, health and environmental pollution controls. Historically, these standards have not had a material adverse effect on the Company's sales or operations. Under the provisions of the Clean Air Act Amendments of 1990 (the "CAA"), in December 1995, the United States Environmental Protection Agency promulgated hazardous air emission standards for the wood furniture industry. These regulations, known as the National Emission Standards for Hazardous Air Pollutants ("NESHAPs"), require the Company to reduce emissions of certain volatile organic compounds. The Company is not aware of any material violations of any federal, state or local environmental regulations. The Company expects these regulations to become even more stringent in the future and cannot predict the costs or effects on its operations which will result from its compliance with these regulations.

4.   Dependence on Key Management Personnel.

     The Company is highly dependent on the services of its present executive officers. If any of these officers should die or otherwise leave the employ of the Company or become inactive in the Company's business, the loss of such officer could have a material adverse effect on the Company's results of operations or business prospects.

5.   Fluctuations in Price and Supply of Raw Materials.

     The Company is dependent upon outside suppliers for all of its raw material needs and, therefore, is subject to price increases and delays in receiving supplies of such materials. An increase in demand for raw materials could increase delivery times for supplies and possibly further affect prices. No assurance can be given that the Company will continue to have available necessary raw materials at a reasonable price or that any increases in raw material costs would not have a material adverse effect on the Company.

6.   Potential Stock Price Volatility

     Prior to this registration, there has been one brokerage firm, Hilliard & Lyons, Inc. in Louisville, Kentucky making a market in the Company's shares. There can be no guarantee that this firm will continue to make a market in the Company's shares, nor can there be any assurance that an active trading market will develop or be sustained in its absence.

     The market price of the Company's shares could be subject to wide fluctuations in response to variations in operating results from quarter to quarter, changes in earnings estimates by analysts, market conditions in the industry and general economic conditions. Furthermore, the stock market has experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. These market fluctuations may have a material adverse effect on the market price of the Common Shares.

7.   Dividend Policy

     The Company has traditionally paid five (5) cash dividends per year to holders of its common shares. The amount of these dividends for 1997, 1998 and the first quarter of 1999 is reflected in Item 9, Market Price and Dividends on the Registrants Common Equity and Related Stockholder Matters, herein. The Board of Directors, however, is not bound in any manner to continue such dividends. Any future determination as to the payment of dividends will be made at the discretion of the Board of Directors and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant.

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                                       20

Item 3. Properties

The following table sets forth certain information concerning the Company's manufacturing facilities. All manufacturing facilities and properties listed below are owned by the Company.

                                                          Approximate Size
Location                   Description                    In Sq. Ft.            Acres
--------                   -----------                    ----------------      -----

Corydon, Indiana           Corporate Office               236,681               63.07
                           & Manufacturing

New Salisbury, Indiana     Manufacturing                  185,004               91.72

Culpeper, Virginia         Manufacturing                  185,660               60.18


The Corydon, Indiana plant is the original facility that the Company has operated from since its incorporation in 1906. In 1965, the Culpeper, Virginia plant was built, and its twin plant in New Salisbury, Indiana was built in 1973. The two newest locations have not had any significant changes to the structure or size of the buildings. The Company, as a whole, at the end of 1998, was estimated to be at 95% capacity for a single shift, 65% for a double shift.


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                                       21

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to beneficial ownership of Common Stock of the Company as of March 31, 1999 by (i) each person who is known by the Company to be a beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors (iii) each Executive Officer identified in the table under Item 6 (iv) all directors and officers of the Company as a group.


Name and Address                   Number of Shares                 Percent of
of Beneficial Owner                Beneficially Owned               Shares Owned
-------------------                ------------------               ------------
Robert A. Heazlitt                       453,780                       7.7%
5770 Wulff Run Rd.
Cincinnati, OH 45233

Nancy Keller                              359,172                      6.1%
7050 Old Hwy. 135 SW
Corydon, IN 47112

Robert W. Byrd (1)                        191,214                      3.3%
5509 Foxcroft Rd.
Prospect, KY 40059

Marvin C. Miller (2)                      113,646                      2.0%
2176 Hwy. 337 NW
Corydon, IN 47112

John C. Schenkenfelder                     47,850                      *
2333 Village Dr.
Louisville, KY 40205

Steven W. Robertson (3)                    37,705                      *
31 Autumn Hill
Prospect, KY 40059

Gregory E. Fischer                          5,000                      *
7410 Woodhill Valley Rd.
Louisville, KY 40241

Bradford T. Ray                             1,700                      *
c/o Steel Technologies
15418 Shelbyville Rd.
Louisville, KY 40245

Danny L. Utz (4)                           11,873                      *
3944 Crandall-Lanesville Rd.
Lanesville, IN 47136




                                       22



Ronald W. Humin                            10,626                     *
7601 Tallwood Rd.
Prospect, KY 40059

Philip L. Jacobs                              495                      *
c/o Evans Furniture
4515 Shelbyville Road
St. Matthews, KY  40207

John W. Heishman (5)                       40,716                      *
165 Williams St.
Corydon, IN 47112

Scott A. Armstrong (6)                     30,790                      *
231 Sky Park Dr.
Corydon, IN 47112

Daniel P. Conway (7)                        5,531                      *
387 Country Club Est. Dr.
Corydon, IN 47112

Christopher R. Brown (8)                    6,846                      *
3106 Pebble Hill Ct.
Sellersburg, IN 47192

All Directors & Executive Officers
as a Group                                503,992                     8.7%


*  Less than 1%.

   (1) Includes 128,393 shares owned by Mr. Byrd's wife, 9,000 shares held in trust for his son, 6,000 shares held in trust for his daughter, 6,000 shares held in trust for his grandson and 3,000 shares held in trust for his granddaughter.
   (2)   All Shares are held jointly by Mr. Miller with his wife.
   (3)   All shares are held jointly by Mr. Robertson with his wife.
   (4)   All shares are held jointly by Mr. Utz with his wife.
   (5)   All shares are held jointly by Mr. Heishman with his wife.
   (6)   All shares are held jointly by Mr. Armstrong with his wife.
   (7)   All shares are held jointly by Mr. Conway with his wife.
   (8)   Includes, 1,229 shares held jointly by Mr. Brown and his wife.


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                                       23

Item 5. Directors and Executive Officers

The following table sets forth-certain information regarding the directors and executive officers of the Company as of March 31, 1999. Each person elected to the Board of Directors serves for a term of three years, in accordance with the Company's bylaws.

                                              Director(2)       Current Term
Name                                  Age        Since           As Director       Position
----                                  ---     -----------       ------------       --------

Robert W. Byrd (1)(4)                 63          1974           1999 - 2002       Chairman,   President,  CEO  &
                                                                                   Director
Marvin C. Miller(4)                   59          1969           1998 - 2001       V.P.    Information   Systems,
                                                                                   Secretary & Director
John C. Schenkenfelder (1)            46          1992           1997 - 2000       Director
Steven W. Robertson                   42          1990           1998 - 2001       Senior  V.P.  of  Marketing  &
                                                                                   Sales & Director
Gregory E. Fischer                    40          1998           1998 - 2000(3)    Director
Bradford T. Ray                       40          1997           1999 - 2002       Director
Danny L. Utz(1)                       50         -----           1999 - 2002       V.P.  Finance  &  Treasurer  &
                                                                                   Director
Ronald W. Humin                       60          1991           1997 - 2000       Director
Philip L. Jacobs                      64          1984           1998 - 2001       Director
John W. Heishman                      56         -----                             V.P. Plant Operations
Scott A. Armstrong(4)                 36         -----                             V.P. Marketing
Daniel P. Conway                      40         -----                             V.P. Personnel
Christpher R. Brown                   39         -----                             V.P. Engineering


     (1)  Member of the Pension Investment Committee of the Board of Directors.
     (2)  The Company's Directors are elected for staggered three year terms.
     (3) Gregory E. Fischer is serving a two year term as a Director as he is completing the term of a recently retired Director, John Hoback.
     (4)  Member of the Compensation Committee of the Board of Directors.

Robert W. Byrd has served as Chairman of the Board since 1998 and as President and Chief Executive Officer of the Company since July 1988. Mr. Byrd served as Executive Vice President from January 1986 to July 1988 and has been employed with Keller since 1974.

Marvin C. Miller has served as Vice President of Information Systems since January 1996. Mr. Miller was Vice President of Engineering from January 1976 to January 1996. Mr. Miller served as Plant Manager for New Salisbury from February 1974 to January 1976 and also at Corydon from February 1969 to February 1974. Mr. Miller has worked for Keller since April 1964. At the April 23, 1999 meeting of the Board of Directors, the Board created the position of Chief Operating Officer which Mr. Miller filled beginning in May of 1999.

John C. Schenkenfelder has served as First Vice President of Investments with Paine Webber in Louisville, KY since 1990. He was previously employed with Prudential Bache from 1980 to 1990.

Steven W. Robertson has served as Senior Vice President of Marketing and Sales since December 1997. Mr. Robertson was V.P. of Marketing from 1989 to 1997. From 1986 to 1989 he served as Sales & Product Manager and was Product Engineer from 1981 to 1986. Mr. Robertson started with Keller in 1979 as a production supervisor.

Gregory E. Fischer was a co-founder and President of SerVend International, Inc. until the sale of the company to Monitowoc Company in 1998. Mr. Fischer was employed with Monitowoc Company until his retirement in March of 1999.

Bradford T. Ray is currently President and Chief Operating Officer of Steel Technologies, Inc. Mr. Ray has also been a director of Steel Technologies, Inc. since 1989. He has been employed with Steel Technologies since 1981.

Danny L. Utz has served as Vice President of Finance since January 1992. Mr. Utz had been Treasurer/Controller from 1988 to 1992. He served as Office Manager from 1983 to 1988. Mr. Utz started with Keller in 1973 as Accounts Payable Manager and General Accountant.

Ronald W. Humin is President of Flexible Materials which manufacturers flexible veneer sheets, panels and edgebanding products which are sold to the furniture manufacturing industry. Mr. Humin has been employed with Flexible Materials for the past twenty-three years.

Philip L. Jacobs has served as President of Evans Furniture in Louisville, KY since 1975, and has been employed with Evans Furniture since 1965.

John W. Heishman was promoted to Vice President of Plant Operations in January of 1999. He was Vice President of Manufacturing since 1998 and Vice President of Operations from 1996 to 1998. Mr. Heishman served as Plant Manager of New Salisbury from 1976 to 1996. He had started as an employee with the Company in 1961 in the Assembly Department and was promoted to Production Supervisor in 1965 and then to Superintendent in 1974.

Scott A. Armstrong has been Vice President of Marketing since 1996. Mr. Armstrong served as Marketing Sales Manager from 1987 to 1994. From 1994 to 1996 he served as Assistant Vice President of Marketing. He started with the Company in 1985 as a Production Supervisor at Corydon.

Daniel P. Conway has served as Vice President of Personnel since 1996. Mr. Conway was Personnel Manager from 1988 to 1996 and started with the Company in 1984 as a Production Supervisor. From 1982 to 1984, Mr. Conway was employed with John Hancock Company as a Personal Financial Planning Agent.

Christopher R. Brown has served as Vice President of Engineering since November 1996. He was Plant Engineer from 1993 to November 1996. Mr. Brown started with the Company in 1982 as Maintenance Manager/Project Engineer at the New Salisbury Plant and was promoted to Process Engineer in 1987.


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                                       25

Item 6.  Executive Compensation

There were a total of 10 executive officers for Keller Manufacturing in 1998. The following table provides certain summary information concerning compensation paid to or accrued by the Company's Chief Executive Officer and the four (4) highest earning executive officers (the "Named Executive Officers") for all services rendered in all capacities to the Company during the fiscal year ended December 31, 1998.

                                              Annual Compensation              Long Term Compensation Awards
A                    B            C           D             E                  F                 G
                                                                                                 Securities
Name and Principal                                          Other Annual       Restricted        Underlying
Position             Year         Salary ($)  Bonus ($)1    Compensation ($)2  Stock Awards ($)  Options/SARs3
--------             ----         ----------  ----------    -----------------  ----------------  -------------
Robert W. Byrd       1998         $233,718    $159,257           $8,750        $18,359
CEO

John W. Hoback4      1998         $102,654    $84,475            $7,500        $22,108
VP Manufacturing

John Heishman        1998         $119,456    $77,550                          $24,512
VP Plant Operations

Steven Robertson     1998         $101,261    $74,780            $7,500        $18,359
VP Marketing &
Sales

Marvin C. Miller     1998         $102,654    $72,704            $7,500        $18,310
VP Information
Systems

------------------
1 Reflects award in both cash and Company stock
2 Represents compensation paid to each individual as a Director of the Company
3 Although The Keller Manufacturing Company, Inc. Craftsman Stock Option Plan was approved by the Board of Directors on October 30, 1998, the Plan is not effective until the date of the filing of this Form 10. Therefore, no stock options or SARs were granted in 1998
4 John W. Hoback retired from his positions as an executive officer and director, effective as of December 31, 1998.


Pension Plan Benefits

All executives were eligible for and were participants in 1998 in The Keller Manufacturing Company, Inc. Employees' Pension Plan. An executive's retirement benefit under the plan at normal retirement age is determined by the following formula: 2/3 of 1% of the average monthly compensation (determined by taking the five (5) highest annual earnings), multiplied by the number of years of service with the Company; in addition, each Named Executive Officer who was a participant in 1990 accrues a benefit of 1.5% of his or her monthly compensation. The following are the annual retirement benefits payable upon normal retirement accrued for each Named Executive Officer as of December 31, 1998, as determined by the actuaries for the plan:

 Robert W. Byrd                     $41,073
 John W. Hoback                     $35,314
 John Heishman                      $50,636
 Steven Robertson                   $46,039
 Marvin C. Miller                   $44,748

Employment Agreements

The Company has no employment agreements with any of its Executive Officers.

Director Compensation

(1) There is a payment of $1,500.00 per meeting for each director that is present at any such meeting, including a special year end meeting.

(2) There is a quarterly payment of $250.00 for each member of the Investment Pension Program that attends quarterly meetings, including a special year end meeting.

Stock Incentive Plans

A. Equity Incentive Plan

The Company maintains several long-term incentive award programs to reward outstanding performance at various levels of employment. The awards consist of stock only or some combination of stock and cash bonuses. The Company anticipates that all of the various incentive programs will be combined into one omnibus equity incentive plan called The Keller Manufacturing Co., Inc. Equity Incentive Plan (the "Equity Plan"). The Equity Plan will be presented at the July 23, 1999, meeting of the Board of Directors and, if approved, will become effectieve immediately. All awards under the Equity Plan and its sub-programs, each of which is discussed below, are approved by the Board of Directors.

Under the Board of Directors' Stock Bonus Awards Plan ("Directors Award"), division heads, plant managers, and members of the Board of Directors are eligible for stock bonus awards of up to 16,000 shares of unissued common stock per year. The Directors Award is intended to (i) reward managers and Board members for outstanding measurable performance, and (ii) reward imaginative and effective managers and Board members, and (iii) encourage others to similar performance. The performance awarded must have resulted in a savings or a contribution of $500,000 which performance is measured over a period not greater than four (4) years.

The Bill Keller Achievement Award Program ("Keller Award") is granted to those middle managers who make outstanding contributions to profit, growth and the well being of the Company. Middle managers can earn stock awards valued at up to $5,000 per year, with an annual limit of $10,000 worth of unissued shares of Company Stock.

The Keller Manufacturing Company, Inc. Incentive Program for Executive Personnel ("Executive Award") provides additional compensation to key executives whose efforts are a significant factor in the profitability of the Company. Key executives are those who have authority and responsibility for the major functions of the organization and include the following positions:

      Chairman of the Board
      Chief Executive Officer
      President
      Vice President - Manufacturing
      Vice President - Engineering
      Vice President - Marketing
      Vice President - Finance and Treasurer
      Plant Manager - Corydon
      Plant Manager - Culpeper
      Plant Manager - New Salisbury

The recipient of the Executive Award receives seventy-five percent (75%) of the award in cash and twenty-five percent (25%) in Company Stock. The awards are made in proportion to the qualifying executives' base salaries.

The Keller Manufacturing Company, Inc. Incentive Program for Key Middle Management Personnel ("Middle Management Award") rewards middle managers who make major contributions to the success of the Company. A committee consisting of the vice presidents of the Company's major functions select a group of middle managers to participate in the program based on an evaluation of their performance. The committee also determines the amount of individual awards. Eighty percent (80%) of the Middle Management Award is paid in Company Stock, while twenty percent (20%) is paid in cash.

B. Stock Option Plan

On October 30, 1998, the Board of Directors approved The Keller Manufacturing Company, Inc. Craftsman Stock Option Plan (the "Option Plan"), which will become effective upon the filing of this Registration Statement. The purpose of the Option Plan is to provide all employees of the Company with incentives that link their personal interests with the long-term financial success of the Company.
All employees are eligible for non-qualified stock options, which will be granted annually according to the following formula:

                                                           Shares/Year
                                                           -----------

          Hourly Associates                                      50
          Office Associates                                      50
          Sales Associates                                      100
          Salary Associates                                     100
          Corporate Associates                                  150
          Corporate Vice President Associates                   250
          Plant Managers Associates                             250
          Board of Directors Associates                         250
          Corporate President                                   500
          Chief Executive Officer                               500
          Chairman of the Board                                 500

An individual who is both an employee and a Director will be granted options based on his or her status as both employee and Director.

The Board of Directors has reserved 200,000 shares of the Company's Common Stock for issuance under the Option Plan. The Option Plan will terminate not later than January 1, 2004. A Committee will be appointed by the Board of Directors to administer the Plan.

Compensation Committee Interlocks and Insider Participation

Three of the Company's executive officers review employee  compensation:  Robert
W. Byrd, President and CEO; Marvin C. Miller, Vice President of Information Systems; and Daniel P. Conway, Vice President of Personnel. Both Mr. Byrd and Mr. Miller are also Company Directors. All compensation adjustments are recommended by this three person committee and are submitted to the Company's Board of Directors for approval. None of the three persons noted above is an executive officer or board member for any other company.



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                                       29

Item 7.  Certain Relationships and Related Transactions

Philip L. Jacobs, a director, is the President of Evans Furniture in Louisville, Kentucky. Evans Furniture purchased $315,107 in furniture from the Company in 1998. All pricing and terms of the sales to Evans Furniture were comparable with the pricing and terms of sale to unaffiliated purchasers.

John C. Schenkenfelder, a director, is First Vice President of Investments with Paine Webber in Louisville, Kentucky. Paine Webber handled $959,053 in purchases and $214,527 in sales for the Company's Pension Investment Fund in 1998.




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                                       30

Item 8. Legal Proceedings

In Clark v. The Keller Manufacturing Company, Inc. and Ray Menefee, filed on December 29, 1998, in the United States District Court for the Eastern District of Virginia, Richmond Division, the plaintiff claims racial harassment and intentional infliction of emotional distress by the Company's employees. The plaintiff seeks relief in the amount of $100,000 in compensatory damages, and $1,000,000 in punitive damages, together with all costs and attorney's fees. In Brown v. The Keller Manufacturing Company, Inc., filed on September 30, 1998, in the United States District court for the Southern District of Indiana, the plaintiff claims sexual harassment by a Company employee, negligent retention and supervision by the Company, negligent infliction of emotional distress, constructive discharge and retaliatory actions by the Company in violation of her rights protected by Title VII of the Civil Rights Act of 1964, as amended by the Civil Rights Act of 1991. The plaintiff seeks compensatory damages, consequential damages and punitive damages in such amount as to be determined at trial, together with costs and attorney's fees.

The Company intends to vigorously contest these claims and believes that the outcome of the above actions will not have a material adverse effect on its business, operations or financial condition.

In addition to matters described in the foregoing paragraphs, the Company is involved in routine litigation incidental to the conduct of its business. The Company believes that the outcome of these routine matters will not have a material adverse effect on its business, operations or financial condition.




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                                       31

Item 9. Market Price of and Dividends on the Registrants Common Equity and Related Stockholder Matters

The Company's Common Stock has been traded over-the-counter through Hilliard & Lyons, Inc. in Louisville, Kentucky. The following prices have been provided by Hilliard & Lyons, Inc. based upon actual trades (selling price during the applicable period).

         1st Qtr              2nd Qtr.          3rd Qtr.          4th Qtr.
         High       Low       High     Low      High    Low       High     Low
         --------------       ------------      -----------       ------------
1999     13 9/16    9 3/8     9 7/8    8 5/8
1998     18 2/3    16 1/2    18       14 5/8     15   11 1/2      12 5/8  10 1/4
1997     13 3/4    12 1/2    14       12         14   12          22 1/4  18 1/2


As of December 31, 1998, there were 522 record shareholders of the Company's Common Stock. As of March 31, 1999, there were 526 record shareholders of the Company's Common Stock.

Quarterly Dividends Per Share
        1st Qtr     2nd Qtr.(1)    3rd Qtr.      4th Qtr      Special      Total
        -------     -------        --------      -------      --------     -----
1999     .035
1998     .03         .03           .03             .03           .03        .15
1997     .027        .027          .027            .027          .027      .133

-------------------
(1) The Company's second quarter dividend will be approved by the Company's Board of Directors during the July 23, 1999, Directors' Meeting. Effective as of December 31, 1998.

Dividends are determined on an annual basis by Board of Directors.

The Company has traditionally paid quarterly dividends and a fifth special dividend at year end. The Company expects this practice to continue, although these dividends are payable at the discretion of the Board of Directors.


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                                       32

Item 10. Recent Sales of Unregistered Securities

The Company has issued the following securities during the three-year period ended April 30, 1999:

1) An aggregate of 28,166 Common Shares were issued to 78 Company upper and middle managers as a stock bonus award on February 3, 1999, pursuant to the Company's Executive Award and Middle Management Award programs. The issuance of these Common Shares was not subject to registration under the Securities Act as this transaction did not constitute a "sale" under the Securities Act.

2) An aggregate of 2,300 Common Shares were issued to 23 Company middle managers as a stock bonus award on January 22, 1999, pursuant to the Company's Keller Award. The issuance of these Common Shares was not subject to registration under the Securities Act as this transaction did not constitute a "sale" under the Securities Act.

3) An aggregate of 300 Common Shares were issued to 1 Company upper manager as a stock bonus award on January 22, 1999, pursuant to the Company's Directors Award. The issuance of these Common Shares was not subject to registration under the Securities Act as this transaction did not constitute a "sale" under the Securities Act.

4) An aggregate of 22,219 Common Shares were issued to 73 Company middle and upper managers as a stock bonus award in March 1998, pursuant to the Company's Executive Award and Middle Management Award programs. The issuance of these Common Shares was not subject to registration under the Securities Act as this transaction did not constitute a "sale" under the Securities Act.

5) An aggregate of 1,911 Common Shares were issued to 18 Company middle managers as a stock bonus award on January 23, 1998, pursuant to the Company's Keller Award. The issuance of these Common Shares was not subject to registration under the Securities Act as this transaction did not constitute a "sale" under the Securities Act.

6) An aggregate of 1,200 Common Shares were issued to 2 Company upper managers as a stock bonus award on January 23, 1998, pursuant to the Company's Directors Award. The issuance of these Common Shares was not subject to registration under the Securities Act as this transaction did not constitute a "sale" under the Securities Act.

7) An aggregate of 3,750 Common Shares were issued to 3 Company directors and upper managers as a stock bonus award on July 31, 1997, pursuant to the Company's Directors Award. The issuance of these Common Shares was not subject to registration under the Securities Act as this transaction did not constitute a "sale" under the Securities Act.

8) An aggregate of 38,751 Common Shares were issued to 70 Company middle and upper managers as a stock bonus award in March 1997, pursuant to the Company's Executive Award and Middle Management Award programs. The issuance of these Common Shares was not subject to registration under the Securities Act as this transaction did not constitute a "sale" under the Securities Act.

9) An aggregate of 4,020 Common Shares were issued to 14 Company middle managers as a stock bonus award on January 24, 1997, pursuant to the Company's Keller Award. The issuance of these Common Shares was not subject to registration under the Securities Act as this transaction did not constitute a "sale" under the Securities Act.

10) An aggregate of 11,769 Common Shares were issued to 11 Company directors and upper managers as a stock bonus award on July 30, 1996, pursuant to the Company's Directors Award. The issuance of these Common Shares was not subject to registration under the Securities Act as this transaction did not constitute a "sale" under the Securities Act.

11) An aggregate of 45,636 Common Shares were issued to 69 Company middle and upper managers as a stock bonus award in March 1996, pursuant to the Company's Executive Award and Middle Management Award programs. The issuance of these Common Shares was not subject to registration under the Securities Act as this transaction did not constitute a "sale" under the Securities Act.

12) An aggregate of 4,800 Common Shares were issued to 15 Company middle managers as a stock bonus award on January 26, 1996, pursuant to the Company's Keller Award. The issuance of these Common Shares was not subject to registration under the Securities Act as this transaction did not constitute a "sale" under the Securities Act.

13) 22,500 Common Shares were sold to The Keller Pension Account on April 2, 1996, for $97,500. The sale of these Common Shares was exempt from registration under the Securities Act of 1933, as amended, (the "Securities Act") by reason of Rule 504 of Regulation D of the Securities and Exchange Commission and Section 3(b) thereof.

The above share information reflects a 2 for 1 stock split effective as of February 14, 1997 and a 3 for 2 stock split effective as of February 6, 1998.


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                                       34

Item 11. Description of Registrant's Securities to be Registered

The authorized capital stock of the Company consists of 40 million Common Shares, 5,851,767 of which were outstanding as of December 31, 1998, and held of record by 522 shareholders.

The following paragraphs summarize all material provisions of the Common Shares but is subject to, and qualified in its entirety by, the provisions of the Restated Articles of Incorporation and Bylaws of the Company, which are included as an exhibit to this Registration Statement, and by the provisions of applicable law.

Common Shares

The Company's Articles of Incorporation authorize the issuance of up to 40 million Common Shares. Holders of Common Shares are entitled to one vote for each Common Share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all of the directors standing for election. The Company's Board of Directors are elected for a staggered term, with three groups of directors, each group consisting of one-third of the total number of directors, with each director serving a three year term of office. Holders of Common Shares are entitled to receive ratably such dividends, if any, as may be declared by the Company's Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Shares are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of Common Shares have no preemptive subscription, redemption or conversion rights. The outstanding Common Shares are, when issued and paid for, fully paid and nonassessable.

Certain Provisions of Indiana Law

As an Indiana corporation, the Company is governed by the provisions of the Indiana Business Corporation Law ("BCL").

Voting Requirements for Certain Business Combinations. Chapter 43 of the BCL establishes a five-year period beginning with the acquisition of 10% of the voting power of the outstanding voting shares of a "resident domestic corporation" (which definition includes the Company) during which certain business transactions involving the acquiring shareholder are prohibited unless, prior to the acquisition of such interest, the board of directors approves the acquisition of such interest or the proposed business combination. After the five-year period expires, a business combination involving the acquiring shareholder may take place only upon approval by a majority of the disinterested shares, or if the other shareholders receive a formula price based on the higher of the highest price paid by the acquiring shareholder or the market value at the time of the announcement of the proposed transaction, whichever is higher. The minimum price for shares other than common shares is to be determined under criteria similar to that for common shares, except the minimum price as defined cannot be less than the highest preferential amount to which the shares are entitled in the event of any liquidation, dissolution or winding up of the corporation.

Changes of Control. Under Chapter 42 of the BCL, with certain exceptions, a person proposing to acquire or acquiring voting shares of an "issuing public corporation" (which definition includes only corporations having at least 100 shareholders, principal place of business, office or substantial assets within

Indiana, and in which more than 10% of its shareholders are Indiana residents, 10% of its shares are owned by Indiana residents, or which have 10,000 or more shareholders who are Indiana residents) sufficient to entitle that person to exercise voting power within any of the ranges of one-fifth to one-third of all voting power, more than one-third but less than one-half of all voting power, or a majority or more of all voting power (a "control share acquisition") may give a notice of such fact to the corporation containing certain specified data. The acquiring person may request that the directors call a special meeting of shareholders for the purpose of considering the voting rights to be accorded the shares so acquired ("control shares"), and the control shares have voting rights only to the extent granted by a resolution approved by the shareholders. The resolution must be approved by a majority of the votes entitled to be cast by each voting group entitled to vote separately on the proposal, excluding shares held by the acquiring person and shares held by management. Control shares as to which the required notice has not been filed and any control shares not accorded full voting rights by the shareholders may be redeemed at fair market value by the corporation if it is authorized to do so by its articles of incorporation or bylaws before a control share acquisition has occurred. The Company has not adopted such a provision in its Articles or Bylaws. Shareholders are entitled to dissenter's rights with respect to the control share acquisition in the event that the control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority of all voting power.

Other Provisions of the BCL. The BCL specifically authorizes directors, in considering the best interest of a corporation, to consider both the long- and short-term interests of the corporation, as well as the effects of any action on shareholders, employees, suppliers and customers of the corporation, and communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Under the BCL, directors are not required to approve a proposed business combination or other corporate action if they determine in good faith that the action is not in the best interest of the corporation. In addition, the BCL states that directors are not required to redeem any rights under or render inapplicable a shareholder rights plan or to take or decline to take any other action solely because of the effect such action or inaction might have on a proposed change of control of the corporation or the amounts to be paid to shareholders upon such a change of control. The Delaware Supreme Court has held that defensive measures in response to a potential takeover must be "reasonable in relation to the threat posed." The BCL explicitly provides that the different or higher degree of scrutiny imposed in Delaware and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply.

The BCL requires directors to discharge their duties, based on the facts then known to them, in good faith, with the care an ordinary, prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interest of the corporation. A director is not liable for any action taken as a director or for failure to take any action unless the director has breached or failed to perform the duties of the director's office in compliance with the foregoing standard and the breach or failure to perform constitutes willful misconduct or recklessness.

Transfer Agent

The Transfer Agent for the Shares is Fifth Third Bank of Cincinnati, Ohio. Its telephone number is 1-800-336-6782.

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                                       36

Item 12. Indemnification of Directors and Officers

The BCL, the provisions of which govern the Company, empowers an Indiana Corporation to indemnify present and former directors, officers, employees, or agents or any person who may have served at the request of the corporation as a director, officer, employee, or agent of another corporation ("Eligible Persons") against liability incurred in any proceeding, civil or criminal, in which the Eligible Person is made a party by reason of being or having been in any such capacity, or arising out of his status as such, if the individual acted in good faith and reasonably believed that (a) the individual was acting in the best interests of the corporation, or (b) if the challenged action was taken other than in the individual's official capacity as an officer, director, employee or agent, the individual's conduct was at least not opposed to the corporation's best interests, or (c) if in a criminal proceeding, either the individual had reasonable cause to believe his conduct was lawful or no reasonable cause to believe his conduct was unlawful.

The BCL further empowers a corporation to pay or reimburse the reasonable expenses incurred by an Eligible Person in connection with the defense of any such claim, including counsel fees; and, unless limited by its articles of incorporation, the corporation is required to indemnify an Eligible Person against reasonable expenses if he is wholly successful in any such proceeding, on the merits or otherwise. Under certain circumstances, a corporation may pay or reimburse an Eligible Person for reasonable expenses prior to final disposition of the matter. Unless a corporation's articles of incorporation otherwise provide, an Eligible Person may apply for indemnification to a court which may order indemnification upon a determination that the Eligible Person is entitled to mandatory indemnification for reasonable expense or that the Eligible Person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances without regard to whether his actions satisfied the appropriate standard of conduct.

Before a corporation may indemnify any Eligible Person against liability or reasonable expenses under the BCL, a quorum consisting of directors who are not parties to the proceeding must (1) determine that indemnification is permissible in the specific circumstances because the Eligible Person met the requisite standard of conduct (2) authorize the corporation to indemnify the Eligible Person and (3) if appropriate, evaluate the reasonableness of expenses for which indemnification is sought. If it is not possible to obtain a quorum of uninvolved directors, the foregoing action may be taken by a committee of two or more directors who are not parties to the proceeding, special legal counsel selected by the Board or such a committee, or by the shareholders of the corporation.

In addition to the foregoing, the BCL states that the indemnification it provides shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any provision of the articles of incorporation or bylaws, resolution of the board of directors or shareholders, or any other authorization adopted after notice by a majority vote of all the voting shares then issued and outstanding. The BCL also empowers an Indiana corporation to purchase and maintain insurance on behalf of any Eligible Person against any liability asserted against or incurred by him in any capacity as such, or arising out of his status as such, whether or not the corporation would have had the power to indemnify him against such liability.

See Section 7.1 of the Restated Articles of Incorporation of te Company included with this Registration Statement as Exhibit 3.01 for a further description of the Company's rights and obligations to indemnify its officers and directors.

The Company has purchased an Executive Protection Insurance Policy which covers all Loss, subject to certain exclusions, which Insured Persons, whether indemnified or not by the Company, become legally obligated to pay on account of any Claim made against an Insured Person for any Wrongful Act committed, attempted, or allegedly committed or attempted by such Insured Person within the periods covered by the policy. The exclusions to coverage include, but are not limited to, Loss on account of an accounting of profits pursuant to Section 16(b) of the Securities and Exchange Act of 1934, as amended, or any similar provisions of federal, state or local law or any violation of the Securities Act of 1933, the Securities and Exchange Act of 1934, any rules or regulations of the Securities and Exchange Commission promulgated thereunder, any other federal, state, local or provincial statute relating to securities, or any rules or regulations promulgated thereunder, all as amended. The Executive Protection Insurance Policy has a $50,000 deductible for each loss and a $5,000,000 limitation for each Loss and each Policy Period.

Definitions Related to the Executive Protection Insurance Policy

Claim means

i    a written demand for monetary damages,

ii a civil proceeding commenced by the service of a complaint or similar pleading,

iii  a criminal proceeding commenced by a return of an indictment, or

iv a formal administrative or regulatory proceeding commenced by the filing of a notice of charges, formal investigative order or similar document.

Insured Capacity means acting in the capacity of an Insured Person but does not include any position or capacity in any organization other than the Company, even if the Company directed or requested the Insured Person to serve in such other position or capacity.

Insured Person means any person who has been, now is, or shall become a duly elected director or a duly elected or appointed officer of the Company and past, present and future employees of the Company but coverage of such employees is limited to certain employment claims.

Loss means the total amount which any Insured Person becomes legally obligated to pay on account of each Claim and for all Claims, within certain policy periods, made against them for Wrongful Acts for which coverage applies, including, but not limited to, Wrongful Acts for which coverage applies, including, but not limited to, damages, judgements, settlements, costs and Defense Costs. Loss does not include (i) any amount not indemnified by the Company for which the Insured Person is absolved from payment by reason of any covenant, agreement or court order, (ii) any amount incurred by the Company (including its board of directors or any committee of the board of directors) in connection with the investigation or evaluation of any Claim or potential Claim by or on behalf of the Company, (iii) fines or penalties imposed by law or the multiple portion of any multiplied damage award, or (iv) matters uninsurable under the law pursuant to which this coverage section is construed.

Wrongful Act means any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted, by an Insured Person, individually or otherwise, in his Insured Capacity, or any matter claimed against him by reason of his serving in such capacity.

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                                       38

Item 13.      Financial Statements and Supplementary Data

INDEPENDENT AUDITORS' REPORT


Board of  Directors
The Keller Manufacturing Company, Inc. and Subsidiary
Corydon, Indiana

We have audited the accompanying consolidated balance sheets of The Keller Manufacturing Company, Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of The Keller Manufacturing Company, Inc. and subsidiary as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

January 27, 1999
Louisville, Kentucky

THE KELLER MANUFACTURING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
MARCH 31, 1999 AND DECEMBER 31, 1998 AND 1997
------------------------------------------------------------------------------------------------------------------
                                                                            March 31          December 31
                                                                              1999         1998         1997
                                                                           (Unaudited)
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                 $4,298,503   $3,985,786    $3,902,289
  Accounts receivable, less allowance for doubtful accounts of               6,047,949    6,284,517     5,815,324
   $293,000 (1999), $291,000 (1998) and $337,000 (1997)
  Inventories                                                               17,261,399   16,066,490    15,178,611
  Current deferred tax asset                                                   253,339      259,533       221,712
  Income taxes receivable                                                                   278,862        93,584
  Other current assets                                                         431,207      536,924        41,764
                                                                               -------      -------        ------

           Total current assets                                             28,292,397   27,412,112    25,253,284

PROPERTY, PLANT AND EQUIPMENT - net                                          9,651,138    9,798,174     8,707,855

INVESTMENT SECURITY AVAILABLE FOR SALE                                         500,000      500,000

PREPAID PENSION COSTS                                                        1,669,205    1,760,759     1,584,469
                                                                             ---------    ---------     ---------

TOTAL                                                                      $40,112,740  $39,471,045   $35,545,608
                                                                           ===========  ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                          $2,296,590   $1,825,343    $2,210,098
  Commissions, salaries and withholdings                                     1,084,266    1,582,327     1,777,379
  Accrued vacation                                                             518,848      435,591       492,000
  Other current liabilities                                                  1,597,027    1,410,341     1,605,397
                                                                             ---------    ---------     ---------

           Total current liabilities                                         5,496,731    5,253,602     6,084,874

LONG-TERM LIABILITIES -
  Deferred income taxes                                                      1,080,160    1,085,054     1,018,683
                                                                             ---------    ---------     ---------

           Total liabilities                                                 6,576,891    6,338,656     7,103,557
                                                                             ---------    ---------     ---------

COMMITMENTS AND CONTIGENCIES

STOCKHOLDERS' EQUITY:
  Common stock - no par value, authorized, 40,000,000 shares                   259,552      696,825       608,937
  Retained earnings                                                         33,276,297   32,435,564    27,833,114
                                                                            ----------   ----------    ----------

           Total stockholders' equity                                       33,535,849   33,132,389    28,442,051
                                                                            ----------   ----------    ----------

TOTAL                                                                      $40,112,740  $39,471,045   $35,545,608
                                                                           ===========  ===========   ===========

See notes to consolidated financial statements.

THE KELLER MANUFACTURING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
QUARTER ENDED MARCH 31, 1999 AND
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
------------------------------------------------------------------------------------------------------------------------
                                                               March 31
                                                           1999         1998         1998         1997         1996
                                                        (unaudited)  (unaudited)

NET SALES                                               $13,994,542  $16,702,684  $60,144,243  $58,736,617  $54,168,278

COST OF SALES                                            10,220,214   11,803,784   43,076,105   40,955,515   38,948,486
                                                         ----------   ----------   ----------   ----------   ----------

GROSS PROFIT                                              3,774,328    4,898,900   17,068,138   17,781,102   15,219,792

SELLING, GENERAL AND ADMINISTRATIVE                       2,110,508    2,061,205    7,897,383    8,834,796    7,561,206
                                                          ---------    ---------    ---------    ---------    ---------

INCOME BEFORE INCOME TAXES                                1,663,820    2,837,695    9,170,755    8,946,306    7,658,586

INCOME TAXES                                                618,535    1,055,215    3,514,750    3,448,011    2,988,903
                                                            -------    ---------    ---------    ---------    ---------

NET INCOME                                               $1,045,285   $1,782,480   $5,656,005   $5,498,295   $4,669,683
                                                         ==========   ==========   ==========   ==========   ==========

NET INCOME PER SHARE OF COMMON STOCK,
 basic and dilutive -
  based on weighted average number of shares
   Outstanding of 5,804,190 (March 31, 1999),
   5,866,504 (March 31, 1998),
   5,853,954 (1998), 5,847,325 (1997)
   and 5,883,603 (1996)                                       $0.18        $0.30        $0.97        $0.94        $0.79
                                                              =====        =====        =====        =====        =====


See notes to consolidated financial statements.



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                                       41

THE KELLER MANUFACTURING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
QUARTER ENDED MARCH 31, 1999 AND
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------------------------------------------------

                                                                    Common Stock
                                                            ------------------------------
                                                                                             Retained
                                                                Shares         Amount        Earnings          Total

BALANCE, JANUARY 1, 1996                                         5,928,828     $1,200,367     $19,424,767     $20,625,134

  Net income                                                                                    4,669,683       4,669,683
  Cash dividends declared ($.14 per share)                                                       (824,442)       (824,442)
  Stock issued as awards                                            16,869         73,949                          73,949
  Stock issued under employee
    incentive plan                                                  45,636        205,362                         205,362
  Redemption of common stock                                      (158,514)      (728,603)                       (728,603)
  Sale of common stock                                              22,500         97,125                          97,125
                                                                 ----------     ----------                    ------------

BALANCE, DECEMBER 31, 1996                                       5,855,319        848,200      23,270,008      24,118,208

  Net income                                                                                    5,498,295       5,498,295
  Cash dividends declared ($.16 per share)                                                       (935,189)       (935,189)
  Stock issued as awards                                             7,770         53,495                          53,495
  Stock issued under employee
    incentive plan                                                  38,751        232,506                         232,506
  Redemption of common stock                                       (59,905)      (525,264)                       (525,264)
                                                                 ----------     ----------                     -----------

BALANCE, DECEMBER 31, 1997                                       5,841,935        608,937      27,833,114      28,442,051

  Net income                                                                                    5,656,005       5,656,005
  Cash dividends declared ($.18 per share)                                                     (1,053,555)     (1,053,555)
  Stock issued as awards                                             3,111        38,369                           38,369
  Stock issued under employee
    incentive plan                                                  22,219       273,960                          273,960
  Redemption of common stock                                       (15,498)     (224,441)                        (224,441)
                                                                 ----------    ----------                      -----------

BALANCE, DECEMBER 31, 1998                                       5,851,767       696,825       32,435,564      33,132,389

  Net income                                                                                    1,045,285       1,045,285
  Cash dividends declared ($.035 per share)                                                      (204,552)       (204,552)
  Stock issued as awards                                             2,600        25,000                           25,000
  Stock issued under employee
    incentive plan                                                  28,166       281,660                          281,660
  Redemption of common stock                                       (78,343)     (743,933)                        (743,933)
                                                                 ----------    ----------                      -----------

BALANCE, MARCH 31, 1999                                          5,804,190     $ 259,552       33,276,297     $33,535,849
                                                                 ==========    ==========    =============    ============


See notes to consolidated financial statements.




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                                       42



THE KELLER MANUFACTURING COMPANY, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
QUARTER ENDED MARCH 31, 1999 AND YEARS ENDED DECEMBER 31, 1998,
1997 AND 1996
-------------------------------------------------------------------------------------------------------------------------

                                                                                        March 31
                                                                      1999       1998       1998       1997      1996
                                                                   (unaudited)(unaudited)
OPERATING ACTIVITIES:
  Net income                                                       $1,045,285 $1,782,480 $5,656,005 $5,498,295  $4,669,683
  Adjustments to reconcile net income to net cash provided
   by operating activities:
    Depreciation                                                      394,050    380,100  1,539,708  1,335,774  1,122,454
    Deferred income taxes                                               1,300      5,065     28,550    (28,549)   201,185
    Common stock awards                                               306,660    312,329    312,329    286,001    279,311
    Changes in assets and liabilities:
      Accounts receivable                                             236,568 (1,038,266)  (469,193)     36,478  (626,810)
      Inventories                                                  (1,194,909)  (170,598)  (887,879) (1,678,870) (740,608)
      Other current assets                                            105,717     22,975   (495,160)      3,079    (1,215)
      Prepaid pension costs                                            91,554       (700)  (176,290)   (244,148) (469,093)
      Accounts payable                                                471,247   (387,701)  (384,755)    273,795  (489,856)
      Commissions, salaries and withholdings                         (498,061)  (576,796)  (195,052)     47,318   443,999
      Other current liabilities                                      (345,057)   122,558   (251,465)   (263,783) (103,449)
      Income taxes receivable                                         893,862  1,078,700   (185,278)    (11,736) (376,803)
                                                                   ----------- ---------- ----------  ---------- ---------

           Net cash provided by operating activities                1,508,216  1,530,146  4,491,520   5,253,654  3,908,798
                                                                   ----------  ---------  ----------  ---------- ---------

INVESTING ACTIVITIES:
  Purchases of property, plant and equipment                        (247,014)  (588,546) (2,630,027) (2,199,514)(2,118,816)
  Purchase of investment security available for sale                                       (500,000)
                                                                   ----------  ---------  ----------  ---------- ---------

           Net cash used in investing activities                    (247,014)  (588,546) (3,130,027) (2,199,514)(2,118,816)
                                                                   ----------  --------- ----------- ----------------------

FINANCING ACTIVITIES:
  Purchases of common stock                                         (743,933)    (9,051)               (525,264) (728,603)
  Sale of common stock                                                                                             97,125
  Dividends paid                                                    (204,552)  (175,352) (1,053,555)   (896,811) (788,895)
                                                                    ---------  --------- --------------------- -----------

           Net cash used in financing activities                    (948,485)  (184,403) (1,277,996)(1,422,075)(1,420,373)
                                                                    ---------  --------- ---------------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                             312,717    757,197     83,497  1,632,065    369,609

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                        3,985,786  3,902,289  3,902,289  2,270,224  1,900,615
                                                                    ---------  ---------  ---------  --------- ----------

CASH AND CASH EQUIVALENTS, END OF YEAR                             $4,298,503 $4,659,486 $3,985,786 $3,902,289 $2,270,224
                                                                   ========== ========== ================================

CASH PAID DURING THE YEAR FOR:
  Interest                                                         $       97 $    1,278     $9,059     $7,395     $2,292
                                                                   ========== ========== ================================
  Income taxes                                                     $        0 $        0 $3,602,000 $3,506,100 $3,030,155
                                                                   ========== ========== ================================


See notes to consolidated financial statements.

THE KELLER MANUFACTURING COMPANY, INC. AND SUBSIDIARY


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------


1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business - The Company operates in one business segment, which is the manufacturing of dining room and bedroom furniture. Sales are made to retailers located in approximately 30 states across the United States on an unsecured basis.

Basis of  Presentation  - The  consolidated  financial  statements  include  the accounts  of  The  Keller  Manufacturing  Company,  Inc.  and  its  wholly-owned subsidiary, Keller Dedicated Transportation Company. All significant intercompany transactions and balances have been eliminated.

Revenue Recognition - Sales are recorded when goods are delivered to the customer. The Company provides for estimated customer returns and allowances by reducing sales in the period of the sale.

Significant Customers - The Company had one significant customer, which accounted for $7,727,102 (13%), $9,937,000 (17%) and $7,997,615 (15%) of net
sales and percentage of total net sales in 1998, 1997 and 1996, respectively.

Cash and Cash Equivalents - Cash and cash equivalents are defined as cash in banks and investment instruments having maturities of three months or less from their acquisition date.

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant, and Equipment - Property, plant, and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets. Estimated lives are 30-40 years for buildings, and 3-15 years for machinery and equipment.

Investment - The investment security is an industrial revenue bond and is classified as available for sale. The investment is reported at cost, which approximates its fair value. The interest rate on the bond as of December 31, 1998 was 5.75%.

Income Taxes - The Company follows SFAS 109 - "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or income tax return. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax laws or rates.

Fair Value of Financial Instruments - The fair values of the Company's current assets and current liabilities approximate their reported carrying values, due to their short-term maturities.

Recent Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The impact of adoption of this pronouncement is not expected to be material to the Company's financial position or results of operations.

Use of Estimates - Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.


2. INVENTORIES

                                                                                 1998               1997

Raw materials                                                                    $ 6,801,656        $ 6,108,409

Work in process                                                                    6,488,392          5,330,597

Finished goods                                                                     2,776,442          3,739,605
                                                                                ------------        -----------

Total                                                                            $16,066,490        $15,178,611
                                                                                ============        ===========


3. PROPERTY, PLANT AND EQUIPMENT

                                                                                 1998               1997

Land                                                                              $  338,835         $  338,835

Land improvements                                                                    515,177            432,845

Buildings                                                                          6,633,339          6,305,498

Machinery and equipment                                                           11,985,601          9,848,751

Construction in progress                                                              83,004
                                                                                -------------

Total cost                                                                        19,555,956         16,925,929
Less accumulated depreciation                                                     (9,757,782)        (8,218,074)
                                                                                -------------       ------------

Net                                                                              $ 9,798,174        $ 8,707,855
                                                                                =============       ============


4. LINES OF CREDIT

At December 31, 1998, the Company has line of credit agreements that provide for borrowings up to an aggregate of $5,000,000, with variable interest rates based on prime (7.75% at December 31, 1998), through July 31, 1999. There were no borrowings on the line of credit agreements at December 31, 1998 and 1997.










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                                       45


5. INCOME TAXES

Income tax expense consists of:

                                                                 1998              1997             1996

Currently payable:
  Federal ...................................................   $ 2,963,270    $ 2,955,076    $ 2,369,560
  State .....................................................       522,930        521,484        418,158
                                                                -----------         -------   -----------

     Total currently payable ................................     3,486,200      3,476,560      2,787,718
                                                                -----------    ------------   -----------


Deferred:
  Federal ...................................................   $    24,268    $   (24,267)   $   171,007
  State                                                               4,282         (4,282)        30,178
                                                                -----------    ------------   -----------
     Total deferred .........................................        28,550        (28,549)       201,185
                                                                -----------    ------------   -----------

Total .......................................................   $ 3,514,750    $ 3,448,011    $ 2,988,903
                                                                ===========    ============   ===========

The tax effect of temporary differences that give rise to significant portions of the net deferred tax liability at December 31 are as follows:

                                                                                             1998              1997

Current deferred tax asset -
  Allowance for doubtful accounts ............................................               $  259,533       $  221,712
                                                                                             ----------       ----------
Noncurrent deferred tax liability:
  Pension costs ..............................................................                  704,304          633,788
  Depreciation ...............................................................                  253,803          255,371
  Other ......................................................................                  126,947          129,524
                                                                                             ----------       ----------
     Total noncurrent deferred tax liability .................................                1,085,054        1,018,683
                                                                                             ----------       ----------

  Net deferred income tax liability ..........................................               $  825,521       $  796,971
                                                                                             ==========       ==========

The difference between taxes computed at the federal statutory tax rate and the Company's effective tax rate are as follows:

                                                                 1998     1997     1996

Statutory federal income tax rate ............................   34.0 %   34.0 %   34.0 %
State taxes, net of federal income tax benefit................    5.0      5.0      5.0
Other.........................................................   (0.7)    (0.5)     0.1
                                                                -------   ------   ------

Effective income tax rate ....................................   38.3 %   38.5 %   39.1 %
                                                                 ======   ======   ======

6. PENSION PLANS

The Company has a defined benefit plan that provides retirement benefits for substantially all employees. The Company funds the minimum amounts required to be contributed under the Employee Retirement Income Security Act of 1974. The following table sets forth the plan's funded status:

                                                                                  1998              1997

Change in benefit obligation:
Benefit obligation at beginning of year                                          $ 10,689,931    $ 9,860,104
Service cost                                                                          395,693        343,521
Interest cost                                                                         748,295        714,858
Benefits paid                                                                        (652,696)      (580,392)
Actuarial loss                                                                        854,914        351,840
                                                                                 -------------   ------------
Benefit obligation at end of year                                                $ 12,036,137    $10,689,931
                                                                                 =============   ============

Change in plan assets:
Fair value of plan assets at the beginning of year                               $ 11,371,412    $ 9,217,045
Actual return on plan assets                                                          664,151      2,124,082
Employer contributions                                                                389,043        610,677
Benefits paid                                                                        (652,696)      (580,392)
                                                                                 -------------   ------------
Fair value of plan assets at the end of year                                     $ 11,771,910    $11,371,412
                                                                                 ============    ============

Funded status                                                                    $   (264,227)   $   681,481
Unrecognized net actuarial loss                                                     2,215,204      1,162,419
Unrecognized prior service cost                                                       (71,179)       (87,828)
Unrecognized net asset being amortized over 15 years                                 (119,039)      (171,603)
                                                                                 -------------   ------------
Prepaid benefit cost                                                             $  1,760,759    $  1,584,469
                                                                                 =============   ============

Weighted-average assumptions as of December 31:
Discount rate                                                                          6.75 %         7.00 %
Expected return on plan assets                                                         7.50 %         7.50 %
Rate of compensation increase                                                          3.50 %         3.75 %

                                                                  1998              1997              1996
Components of net periodic benefit cost:
Service cost - benefits earned during the year                    $ 395,693         $  343,521        $ 336,878
Interest cost on projected benefit obligation                       729,347            695,651          656,179
Actual return on plan assets                                       (664,151)        (2,124,082)        (630,441)
Net amortization and deferral                                      (248,136)         1,451,439           67,401
                                                                 -----------        -----------       ----------
Net pension expense                                               $ 212,753         $  366,529        $ 430,017
                                                                 ===========        ===========       ==========


In 1996, the Company implemented a defined contribution savings plan under the provisions of Section 401(k) of the Internal Revenue Code that provides retirement benefits to substantially all employees. The Company's contribution, which is based upon the salary redirection contributions of the eligible employees, totaled $35,429, $27,897 and $24,483 in 1998, 1997 and 1996, respectively.

7. LEASE COMMITMENTS

The Company has operating lease agreements for marketing space and trucking equipment. The equipment lease requires additional rentals based upon miles driven at varying fixed rates per mile and requires the Company to pay for maintenance, tires, taxes, licenses and permits.

Minimum annual rental payments are as follows:

Year Ended
December 31
 1999                $  817,767
 2000                   784,272
 2001                   780,189
 2002                   735,376
 2003                   583,822
 2004 and thereafter    266,752

Total                $3,968,178

Total rental expense was $950,000 (including $98,000 of contingent rentals) for 1998, $936,000 (including $143,000 of contingent rentals) for 1997 and $893,000
(including $124,000 of contingent rentals) for 1996.

8. EMPLOYEE INCENTIVE AND AWARD PROGRAMS

The Company has incentive programs for executives and key middle management personnel. The programs provide for payment of bonuses in cash and common stock in amounts not to exceed 12% of the annual pre-tax profits of the Company before interest expense and incentive expense. The bonus accrued for 1998, 1997 and 1996 was $1,215,738, $1,182,563 and $1,003,636, respectively, which included
28,166 (1998), 22,219 (1997) and 38,751 (1996) shares of common stock.

Additionally, the Company has award programs which involve the distribution of common stock to employees based on outstanding service. The cost of these awards for 1998, 1997 and 1996 was $38,369, $53,495 and $73,949, respectively, which represents  the value of 3,111 (1998),  7,770 (1997) and 16,869 (1996) shares of common stock issued.

9. CONTINGENCY

A claim by a former employee alleging certain employment issues has been asserted against the Company. The ultimate cost to the Company from the claim is not possible to predict at this time and the claim may not be solved for a number of years. It is the opinion of the Company's management, based upon the information available at this time, that the expected outcome of this matter will not have a material adverse effect on the consolidated results of operations and financial condition of the Company.

10. EMPLOYEE HEALTH PLAN

The Company has a medical indemnity plan providing comprehensive major medical benefits for eligible employees and retirees and members of their immediate families (participants) and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Company's contribution, which is based upon the contributions of currently employed participants and any additional amounts required to pay benefits for participants, totaled $818,311, $573,291, and $594,846 in 1998, 1997 and 1996, respectively.

Item 14. Changes in Disagreements with Accountants on Accounting and Financial Disclosure

       None



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                                       49

Item 15. Financial Statements and Exhibits

          (a) Financial Statements:

          Independent Auditors' Report.

          Consolidated Balance Sheets as of March 31, 1999, December 31, 1998 and December 31, 1997.

          Consolidated Statements of Income for the Quarter Ended March 31, 1999 and Years Ended December 31, 1998, 1997 and 1996.

          Consolidated Statements of Stockholders' Equity for the Quarter Ended March 31, 1999 and for the Years Ended December 31, 1998, 1997 and 1996.

          Consolidated Statements of Cash Flows for the Quarter Ended March 31, 1999 and Years Ended December 31, 1998, 1997 and 1996.

          Notes to Consolidated Financial Statements.

         (b)  Exhibits:    See Index to Exhibits.


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                                       50

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                           THE KELLER MANUFACTURING COMPANY, INC.
                           (Registrant)
                           Date:  April 30, 1999

                           By:
                              Danny L. Utz, Vice President of Finance and
                              Treasurer


*print name and title of the signing officer under his signature.

INDEX TO EXHIBITS

                                                                                 Sequential Numbering System
Number Assigned in Regulation S-K                                                Page Number of
Item 601                                            Description of Exhibit       Exhibit


(2)                                                 No Exhibit
(3)                                 3.01            Restated Articles of
                                                    Incorporation of the
                                                    Company
                                    3.02            Articles of Amendment of
                                                    the Restated Articles of
                                                    Incorporation of the
                                                    Company
                                    3.03            Articles of Amendment of
                                                    the Restated Articles of
                                                    Incorporation of the
                                                    Company
                                    3.04            Bylaws of the Company
(4)                                 4.01            Form of Shareholders
                                                    Rights Agreement, dated as
                                                    of December 18, 1998, by
                                                    and between the Company
                                                    and J.J.B. Hilliard, W.L.
                                                    Lyons, Inc. as Rights
                                                    Agent
                                    4.02            See Article IV of the
                                                    Restated Articles of
                                                    Incorporation of the
                                                    Company found in Exhibit
                                                    3.01
                                    4.03            See Article II of the
                                                    Bylaws of the Company
                                                    found in Exhibit 3.04
(9)                                                 No Exhibit
(10)                                10.01           Form of  "Lease  of Space in
                                                    International           Home
                                                    Furnishings Center" dated as
                                                    of  May  1,  1999,   by  and
                                                    between   the   Company  and
                                                    International
                                                    HomeFurnishings Center, Inc.

                                    10.02           Form    of    Lease
                                                    Agreement   by  and  between
                                                    1355      Market      Street
                                                    Associates,  L.P.  d/b/a San
                                                    Francisco   Mart   and   the
                                                    Company.


                                       52

                                    10.03           Form of "Effective
                                                    Management Systems, Inc.
                                                    Software License,
                                                    Professional Services and
                                                    Support Purchase
                                                    Agreement" dated as of
                                                    July 6, 1998, by and
                                                    between the Company and
                                                    Effective Management
                                                    Systems, Inc.
                                    10.04           Form of "Extended Hour
                                                    Support Agreement" by and
                                                    between the Company and
                                                    Effective Management
                                                    Systems, Inc.
                                    10.05           Form of "Lease Agreement"
                                                    by and between the Company
                                                    and Trailer Leasing
                                                    Company.
                                    10.06           Form of "Ryder Truck
                                                    Rental, Inc Truck Lease
                                                    and Service Agreement" by
                                                    and between the Company
                                                    and Ryder Truck Rental,
                                                    Inc. with accompanying
                                                    schedules
                                    10.07           Schedules to Exhibits
                                                    10.04 and 10.05.
                                    10.08           The Keller Manufacturing
                                                    Company, Inc. Craftsman
                                                    Stock Option Plan
                                    10.09           The Keller Manufacturing
                                                    Company, Inc. Board of
                                                    Directors' Stock Bonus
                                                    Awards Plan
                                    10.10           The Keller Manufacturing
                                                    Company, Inc. Incentive
                                                    Program for Executive
                                                    Personnel
                                    10.11           License Agreement by and
                                                    between the Company and
                                                    PGA TOUR Licensing
                                    10.12           Sponsorship Agreement by
                                                    and between the Company
                                                    and PGA TOUR, Inc.
(11)                                                No Exhibit
(12)                                                No Exhibit
(16)                                                No Exhibit


                                       53

(21)                                21.01           Subsidiaries of Company
(24)                                                No Exhibit
(27)                                27.01           Financial Data Schedule
(99)                                                No Exhibit